UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                                                            SEC FILE NUMBER
                                                                 0-16819
                                FORM 12b-25
                                                               CUSIP NUMBER
                                                                 635182 207
                        NOTIFICATION OF LATE FILING


(Check One): [ ]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [X]Form 10-QSB
           [ ]Form N-SAR

     For Period Ended:   September 30, 1995

     [ ]Transition Report on Form 10-K
     [ ]Transition Report on Form 20-F
     [ ]Transition Report on Form 11-K
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:___________________

PART I - REGISTRANT INFORMATION

NATIONAL CAPITAL MANAGEMENT CORPORATION
Full Name of Registrant


Former Name if Applicable

50 California Street
Address of Principal Executive Office (Street and Number)

San Francisco, CA 94111
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a)   The  reasons described in reasonable detail in Part III of  this
     form  could  not       be  eliminated without unreasonable  effort  or
     expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before
     the fifth calendar day following the prescribed due date;   and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reason why Form 10-K, 20-F, 11-K,10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant has a limited number of staff involved in financial management and reporting. This, combined with the sale of Jensen Corporation on November 10, 1995 and other operations, has resulted in a significant number of financial transactions and delay in preparing the Quarterly Report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Herbert J. Jaffe              (415)                  989-2661
       (Name)                   (Area  Code)         (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X]Yes  [ ]No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X]Yes  [ ]No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  NATIONAL CAPITAL MANAGEMENT CORPORATION
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 10, 1995                      By:/s/Herbert J. Jaffe
                                                Herbert J. Jaffe, President

                                                          Attachment IV (3)

The Registrant anticipates a increase in revenues of approximately $2 million for the three and nine months ended September 30, 1995 and 1994, resulting from National Capital Benefits Corporation sales and accrued revenue of approximately $1.3 million and $3.1 million for the three and nine months ended September 30, 1995, and the gain of sale of The Mart Shopping Center of $1 million in the third quarter of 1995, offset, however by the sale of two real estate properties and recognition of the deferred portion of the gain on the sale of the Registrant's interest in another real estate property during 1994. The real estate division anticipates a decline of $.2 million and $1.2 million from the three and nine months ended September 31, 1995 compared to the same period in 1994 in total costs and expenses. However, the viatical settlements division expects an increase of approximately $1.3 million and $3.6 million for the same periods. The Registrant anticipates that its net loss will increase from $1,030,942 for the nine months ended September 30, 1994 to a loss of approximately $1,098,000 for the nine months ended September 30, 1995, principally resulting from the operations of National capital Benefits Corporation offset by the sale of real estate properties.